Exhibit 99.3

CONSENT OF RAMON MENDOZA REYES

I, Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic Silver Corp., consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 (File No. 333-206476) of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: June 27, 2016

/s/ Ramon Mendoza Reyes
Name:	Ramon Mendoza Reyes, P. Eng.
Title:	Vice President Technical Services for First Majestic Silver Corp.